

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 3, 2007

<u>Via U.S. Mail and Fax (011-44-20-7356-5731)</u>
Mr. Hanif Lalani
Group Finance Director
British Telecommunications PLC
BT Centre
81 Newgate Street
London, ECIA 7AJ
United Kingdom

   RE: RE: British Telecommunications PLC
      Form 20-F for the fiscal year ended March 31, 2007
      Filed May 30, 2007
      File Number 2-94004

Dear Mr. Lalani:

   We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

               Sincerely,

               Larry Spirgel
               Assistant Director